KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

July 16, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC Draft Offering Statement on Form 1-A Submitted on May 21, 2020 CIK No. 0001812641

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on May 21, 2020 (“Offering Statement”), as set forth in your letter dated June 17, 2020 addressed to Mr. Charles Follini, the President of the Company (the “Comment Letter”).  The Company is concurrently submitting for confidential review Amendment No. 1 to the Offering Statement (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to Amendment No. 1.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

General

1.	We note that the purpose of this offering is to raise capital to purchase a membership interest in OpCo and that 100% of the offering proceeds is intended for such use. Please identify OpCo as a co-registrant or provide us with detailed legal analysis as to why OpCo would not be deemed a co-registrant under Securities Act Rule 140. Please include in your analysis whether or not you consider the membership interest to be a security.

July 16, 2020 Page 2

RESPONSE: In response to the SEC’s comment, the Company initially notes that Rule 140 would only apply to the Company to the extent that the chief part of its business is selling its securities and using the proceeds to purchase the “securities” of another issuer, in this case OpCo.  The Company respectfully submits to the SEC that the membership interest in OpCo being acquired by the Company with the proceeds of the offering is not a security and, therefore, Rule 140 should not apply.

The Company believes that the OpCo membership interest is not a security because OpCo’s limited liability company agreement grants to the Company sufficient “control rights” over the operation of OpCo so as to exclude the OpCo membership interest from the definition of an “investment contract.”  Pursuant to the terms of the Contribution Agreement to be entered into between the Company and OpCo in connection with the acquisition of the Interest, OpCo will agree to revise the terms of its liability company agreement to provide for restrictions on the OpCo’s actions and to grant to the Company certain additional control rights, as described below:

1.	OpCo will be required to make certain tax elections and certifications as specified by the Company to ensure the public transferability of the Company’s units.
2.	OpCo will be required to conduct its operations in such a manner so as to permit the Company to be able to rely on the “Qualifying Income Exception” so as to avoid being treated as a “publicly traded partnership” under Section 7704 of the Code.
3.	OpCo will be required to distribute its income and submit to the oversight of an independent income distribution servicer to be selected by the Company.
3.	OpCo will be prohibited from entering into any material related party transactions without the approval of an independent representative meeting the “director independence” standards of the New York Stock Exchange, who would be appointed as needed.
4.	The OpCo Manager:
a.	Must, at all times, be the Manager;
b.	Must co-invest in the equity of OpCo; and
c.	Will be automatically removed as the OpCo Manager and the Manager if it engages in any activity that would constitute a “disqualification event” under Rule 262 of Regulation A.
5.	Notwithstanding the presumption in Delaware law to the contrary, the holders of the Units will be granted standing as proper plaintiff to bring a derivative action challenging OpCo’s management.
6.	OpCo may not cross-collateralize OpCo’s assets to support non-OpCo loans.
7.	OpCo must provide all information required for the Company to comply with its ongoing disclosure obligations under Regulation A.
8.	OpCo must take all actions necessary in order for the Company to comply with its ongoing LEX Platform obligations.

Collectively, these restrictions on the actions of OpCo and the Company’s control rights provide the Company with sufficient control over OpCo so that the Company is not relying on the “efforts of others” required for the Company’s OpCo membership interest to be a security.

July 16, 2020 Page 3

In addition, it is important to note that the Property is fully developed and has been operated as a parking garage since 1987.  As a result, the efforts of the OpCo Manager are largely ministerial in nature and not undeniably significant to the failure or success of OpCo or the Property.  Also, when applying the Howey test to determine whether the instrument is a security, courts have looked at the economic reality of the transaction.  In particular, courts have examined what character the instrument is given in commerce by the terms of the offer, the plan of distribution and the economic inducements held out to the investor.  The OpCo membership interest is clearly an investment in a fully developed real estate asset and the purchase price of the membership interest is directly tied to the current market value of the real estate.  The OpCo membership interest was not actively marketed to multiple potential investors, but rather is being sold to an entity being formed by the OpCo Manager in order to generate working capital for OpCo, reimburse for capital expenses recently incurred for the Property and to redeem a portion of the outstanding membership interest in OpCo (See revised disclosure on page 34).  Also, the only economic inducements being offered by OpCo to the Company are those tied solely to the operations of the Property—a current return payable from the operating results of the Property and a return of capital when the Property is liquidated.

The Company believes that the rights described above providing the Company with sufficient control over the “essential managerial efforts” of OpCo, coupled with the economic reality of the issuance of the OpCo membership interest, permit the conclusion that the OpCo membership interest is not an “investment contract” and, therefore, not a security.

The Company has included additional disclosure in Amendment No. 1 to describe the restrictions and rights set forth in this response.

Cover Page

2.	Please revise the cover page to specifically identify the disclosure format you are using in accordance with Part II (a)(1) of Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to provide the requested disclosure.

3.	Please provide the tabular disclosure required by Item 1(e) of Form 1-A. We note that your Use of Proceeds section indicates that OpCo intends to pay the fees owed to your placement agent and that LEX Markets will pay the remaining fees and expenses. Please clarify this by footnote to the table, and specify, if true, that you will not reimburse such entities for these fees.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to provide the requested disclosure.

4.	We note that you intend to place funds in an escrow account. Please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent, on the cover page. Refer to the Instructions to Item 1(e) of Part II of Form 1-A. Additionally, please file the escrow agreement in accordance with Item 17(6) of Part II of Form 1-A.

July 16, 2020 Page 4

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to provide the requested disclosure.

The Offering, page 3

5.	Please clarify, if true, that the “closing date” relates to when you raise the minimum offering amount.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 3 to provide the requested disclosure.

Summary Risk Factors, page 5

6.	We note your disclosure that there are certain events of default that would lead to termination of the parking leases. In an appropriate place, please disclose the events of default that could lead to the leases being terminated. Additionally, please file these leases in accordance with Item 17(6) of Part II of Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 18 to provide the requested disclosure.  The Company hereby acknowledges its obligation to file the material leases as exhibits to the offering statement and will do so with its initial public filing.

7.	Please revise your risk factor disclosure and the Summary section to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold. In addition, we note your disclosure on page 43 indicates investors may not receive a Schedule K-1 on a timely basis. Please also address the risks associated with such timing issues.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 14 to provide the requested disclosure.

Risk Factors, page 6

8.	We note that it appears that Mr. Follini will have control over the OpCo and over you based on the disclosure on page 2, 25 and 26. Please add risk factor disclosure to clarify, if true, that he will exercise control over the you and OpCo and have the ability to make decisions regarding: (i) whether to issue additional units, including decisions to issue units to himself; (ii) employment decisions, including his own compensation arrangements; and (iii) whether to enter into material transactions with related parties. Please also expand your conflict of interest disclosure as appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 12 to provide the requested disclosure.

July 16, 2020 Page 5

Uncertain economic conditions..., page 8

9.	Please expand your disclosure to address the specific impacts of COVID-19 on your operations. For example, please advise if your leases have been fully paid, or whether your lessors have asked about lease abatement, or, to the extent known, whether there has been a material decrease in the use of the parking spots available for the general public.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 8 to provide the requested disclosure.

Holders of our Units will not have the right to elect or remove the Manager..., page 12

10.	Please revise this risk factor to clarify that members will not be able to remove the manager, even in the event of, for example, fraud or other criminal conduct.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 12 to provide the requested disclosure.

Use of Proceeds, page 15

11.	We note that you intend to use the proceeds of this offering to purchase an interest in OpCo. Please provide tabular disclosure regarding how OpCo will use the proceeds from this offering. For example only, we note that OpCo intends to use proceeds to upgrade its facade. Please disclose how much is allocated for this purpose.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 29 to provide the requested disclosure.

Description of the Property, page 17

12.	We note that you lease 675 spaces and that you make your garage available to the general public as well. We further note that you only have 649 spaces available. In this respect, we note your disclosure on page 20 regarding “excess occupancy.” Please provide additional disclosure regarding the ramifications to you if a space is not available for one of your lessees and clarify if this has occurred in the past. We also note that the Maine Medical Center is building its own garage. Please clarify whether you or OpCo have any interests in the new garage. Please also disclose the potential impact on your business and add risk factor disclosure as appropriate.

RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure on pages 7 and 23 to provide the requested disclosure.  The Company does not believe that additional risk factor disclosure is required.

July 16, 2020 Page 6

Property Management Agreement, page 18

13.	We note that OpCo has entered into a management agreement with Standard Parking Corporation. Please file this agreement in accordance with Item 17(6) of Part II of Form 1-A or advise. Additionally, we note your disclosure that the fee paid will increase by 3% each year. Please clarify if there is any limit on the maximum amount that may be paid or if this will continue to increase. Additionally, we note your disclosure on page 22 that OpCo manager may leverage its relationship with Ranger Asset Management as well with respect to operating the garage. Please clarify your relationship with this entity, please disclose the services provided by this entity and amounts to be paid and file any material agreement with Ranger in accordance with Item 17(6) of Part II of Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 20 to provide the requested disclosure.   The Company hereby advises the Staff that there is no direct relationship between Ranger Asset Management, so all disclosure regarding Ranger Management (other than in Mr. Follini’s biography) have been removed.  The Company also acknowledges its obligation to file the management agreement with Standard Parking Corporation as an exhibit to the offering statement and will do so with its initial public filing.

Property Valuation, page 18

14.	We note that you have included valuations from a third party appraiser. Please identify the third party and file their consent. We also note your reference on page 21 to a market study conducted by LEX Markets. Please file their consent as well. Please refer to Item 17(11) of Part II of Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 19 to provide the requested disclosure.  The Company acknowledges its obligation to file the requisite consents as exhibit to the offering statement and will do so with its initial public filing.

Market Overview, page 20

15.	Please explain what you mean by “Class A and B.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 21 to provide the requested disclosure.

Security Ownership of Management..., page 26

16.	Please identify the natural persons that exercise control over the shares held by Noyack Medical Partners LLC. In this respect, we note disclosure elsewhere indicates that your president, Charles Follini, created Noyack Medical. Please ensure that you provide all of the information required by Item 12 of Part II of Form 1-A.

July 16, 2020 Page 7

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 27 to provide the requested disclosure.

LEX Markets Trading Platform, page 34

17.	We note that you intend to conduct trading and selling on LEX Markets’s platform and that LEX Markets is currently seeking regulatory approval to operate its platform as an ATS. Please discuss in more detail the status of its regulatory approval and the risks associated. Please also address whether there any conflicts or risks associated with LEX Markets’s potential operation as an ATS and the payment of your offering expenses. In addition, please revise your offering statement throughout to clarify that it has not yet received regulatory approval and that, as currently indicated on its website, “LEX customers may be able to manually post and/or accept bids and offers on a bulletin board maintained by LEX Markets.” Finally, please clarify whether you, your manager, or LEX Markets are registered, or intend to register, as a broker-dealer.

RESPONSE: In response to the Staff’s comment, the Company hereby advises the Staff that LEX Markets applied for new membership with FINRA in December 2019 and anticipates receiving approval and becoming a registered broker dealer prior to the Offering. Immediately upon FINRA approval, LEX Markets will file a Form ATS with the SEC for approval to operate an ATS. LEX Markets does not use blockchain or any distributed ledger technology in its ATS (instead LEX Markets is using Nasdaq’s matching engine technology and will utilize DTCC’s Continuous Net Settlement to power its ATS) and accordingly hopes to avoid the delays in SEC approval that blockchain-related ATS applicants have faced.

References to a bulletin board system for executing trades on LEX Markets’ website were removed from an earlier version of LEX Markets’ business plan and have since been removed. LEX Markets will not operate a bulletin board and will only facilitate executions when its ATS is approved and operational.

In consideration for the Platform Fee, LEX Markets provides the Company with a comprehensive solution for satisfying the Company’s ongoing disclosure obligations under Regulation A and, upon approval of the LEX Markets ATS, a venue tailored for secondary trading of the Company’s units. By bundling the outside professional services fees necessary to satisfy those obligations across multiple issuers, LEX Markets is able to obtain volume discounts on the pricing of those services. If LEX Markets were to cease offering its solution, the Company would likely incur higher expenses to satisfy its Regulation A disclosure obligations, and would have to rely on other venues for secondary trading of OTC equity securities.

The Company also notes that the expenses of this offering will be paid out of the placement fee payable to the Placement Agent and not out of the Platform Fee payable to LEX Markets. The Company has deleted the reference to the payment of the offering expenses by LEX Markets from Amendment No. 1.

In addition, the Company has revised the disclosure on page 36 to provide the requested disclosure.

July 16, 2020 Page 8

Material U.S. Federal Income Tax Considerations Partnership Status, page 36

18.	We note your disclosure that you “estimate that less than X ... will not be qualifying income.” Please provide your basis for this statement or remove this disclosure.

RESPONSE: In response to the Staff’s comment, the Company has deleted this statement from Amendment No. 1.

Independent Auditor’s Report, page F-2

19.	We note a page has been reserved within your draft offering statement for an independent auditor’s report. However, we could not locate an independent auditor’s report for your financial statements included. Please clarify and/or revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has included the independent auditor’s report for its financial statements in Amendment No. 1.

Signatures, page III-2

20.	Please revise your signature page to conform to the requirements of Instruction 1 to the Signature section of Form 1-A or advise.

RESPONSE: In response to the Staff’s comment, the Company hereby advises the Staff that the signature page of the Company’s initial public filing will conform to the requirement of Instruction 1.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini
Gateway Garage Partners LLC